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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._2_)*

FIRST BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

318672 10 2

(Cusip Number)

Carmen Gabriella Szendrey Ramos
PO Box 9146
Santurce, PR 00908-0146
Phone: 787-729-8141

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 25, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318672 10 2

1.	Name of Reporting Person: Angel Alverez-Pérez		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): No shares are currently being acquired.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not applicable

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,634,459[1,2]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,634,459[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Mr. Angel Alverez-Pérez is the direct owner of 3,634,459[1] shares and is the indirect beneficial owner of 10,650 shares owned by his spouse, Isabel Freiría.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not applicable

13.	Percent of Class Represented by Amount in Row (11): 6.8%[3]

14.	Type of Reporting Person (See Instructions): IN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

1	This amount includes 906,000 options which could be exercised within sixty (60) days.

2	All amounts reported in this Schedule reflect an adjustment to the number of previously reported shares, resulting from a 50% stock split distributed on September 30, 2002.

3	This percentage is based on the amount of shares which are issued, outstanding and in circulation and does not consider unexercised options.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D ITEMS

Statement Under Section 13 (d) of the Securities Exchange Act of 1934

CUSIP NO. 318672 102	Angel Alvarez-Pérez

Name and Address of Issuer	First BanCorp
1519 Ponce de León Avenue
Santurce, Puerto Rico 00908

Title and Class of Securities	First BanCorp
$1.00 par value Common Stock

Name, address and telephone	Carmen Gabriella Szendrey
number of person authorized	PO Box 9146
to receive notices and	San Juan, PR 00908-0146
communications	787-729-8141

Date of event that requires filing of this statement	December 25, 2002

ITEM I: Security and Issuer

Common Stock Par Value $1.00 per share. First BanCorp NYSE/FBP
1519 Ponce de León Avenue, Santurce, Puerto Rico
First BanCorp is a bank holding company organized under the laws of the Commonwealth of Puerto Rico since October 1, 1998. First BanCorp’s common stock was formerly listed as FirstBank, PR. The total number of First BanCorp’s common stock issued, outstanding and in circulation as of December 31, 2002 was 39,954,535.

ITEM 2: Identity and Background

(a)	Angel Alvarez-Pérez

(b)	1519 Ponce de León Avenue
Santurce, PR 00908

(c)	President, CEO and Chairman of the Board of First BanCorp

(d)	No

(e)	No

(f)	Citizen of the United States

ITEM 3: Source and Amount of Funds

Although the object of this statement is not the acquisition of additional shares, previous acquisitions have been made with personal funds.

ITEM 4: Purpose of Transaction

The transaction reported herein is the gratuitous donation of 100,000 shares of common stock to each of his two adult children, Mr. Angel Alvarez-Freiría and Mrs. Isabel Alvarez-Freiría, for a total disposition of 200,000 shares of common stock.

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(a)	Mr. Alvarez may, at a future date, acquire additional shares of First BanCorp’s common stock through the exercise of previously granted stock options or he may purchase additional shares in the open market or private purchases with personal funds. Presently Mr. Alvarez holds unexercised options to acquire: 156,000[1] shares granted on November 25, 1997; 150,000 shares granted on November 17, 1998; 150,000 shares granted on November 23, 1999; 225,000 shares granted on December 13, 2000; and 225,000 shares granted on February 26, 2002

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

ITEM 5: Interest in Securities if Issuer

(a)	Mr. Angel Alvarez-Pérez is the beneficial owner of 3,634,459[2] shares of First BanCorp’s common stock and Indirect Beneficial Owner of 10,650 shares owned by his spouse, Mrs. Isabel Freiría. The 3,634,459 shares beneficially owned by Mr. Alvarez-Pérez include 906,000 shares that could be acquired pursuant to the exercise of the stock options granted, as described in Item 4 (a), supra.

(b)	Mr. Alvarez has at this date the sole power to vote the 2,728,459 shares of which he is the direct beneficial owner and the 10,650 shares that are indirectly owned by him. He could, through the exercise of his options, vote an additional 906,000 shares for a total of 3,634,459.

(c)	None

(d)	None

(e)	Not applicable

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Mr. Alvarez Pérez may acquire additional shares of Issuer, through the exercise of the options described in Item 4 (a) supra.

ITEM 7. Material to be filed as Exhibits

     None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

Signature:	/s/ Angel Alvarez Pérez

Name	Angel Alvarez-Pérez,
Title:	Chairman of the Board, President and CEO.

1	All amounts reported in this Schedule reflect an adjustment to the previously reported number of shares, resulting from a 50% stock split distributed on September 30, 2002.

2	This amount includes 906,000 options that could be exercised within sixty (60) days.

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